

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

July 1, 2008

Mr. Michael R. Cunningham
Chief Financial Officer
Chugach Electric Association, Inc.
5601 Electron Drive
Anchorage, AK 99518

> **Re:** **Chugach Electric Association, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed April 14, 2008**
> **File No. 33-42125**

Dear Mr. Cunningham:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Balance Sheet, page 45

1. It appears that your cash and cash equivalent line item nets the amount of repurchase agreements with a financial institution at December 31, 2007 with your book overdraft on your zero balance account with the same financial institution. Please explain your basis in GAAP for netting these amounts on your balance sheet. In doing so, please tell us how these items meet the conditions for

right of setoff described in paragraph 5 of FIN 39. Please also see paragraph 7 of APB 10. If the legal right of offset does not exist, it appears your outstanding checks in excess of funds on deposit should be classified as a liability as implied by Section 1300.15 of the AICPA Technical Practice Aids.

Notes to Financial Statements

Note 5. Deferred Charges and Credits, page 60

2.   If any portion of your regulatory asset balance includes amounts on which you do not earn a return, disclose the nature and amount of each asset and its remaining recovery period.   For regulatory assets that are not currently being recovered, explain to us why you believe they are probable of recovery in the future. Please refer to the requirements of paragraph 20 of SFAS 71.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant